BAIN CAPITAL DISTRIBUTORS LLC
EXEMPTION REPORT
DECEMBER 31, 2023

Bain Capital Distributors LLC, ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a limited purpose broker-dealer to offer interests in private funds sponsored and advised by affiliated investment adviser and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers throughout the most recent fiscal year ended December 31, 2023 without exception.

I, __Mike McArdle__, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

[signature]

56404B2969A0487...

Bain Capital Distributors LLC

Chief Executive Officer

2/27/2024

Date